================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                             ASIAINFO HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04518A104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

               Eric Mok                                     Laura Sizemore
   23/F Lincoln House, Taikoo Place                        White & Case LLP
           979 King's Road                           1155 Avenue of the Americas
        Quarry Bay, Hong Kong                             New York, NY 10036
            +852-2516-4819                                  (212) 819-8200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 9, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo Group Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Hong Kong Special Administrative Region of the People's Republic of China
------ -------------------------------------------------------------------------
NUMBER OF SHARES              7        SOLE VOTING POWER
BENEFICIALLY OWNED                     0
BY EACH REPORTING             ------- ------------------------------------------
PERSON WITH                   8       SHARED VOTING POWER
                                      5,472,414
                              ------- ------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      0
                              ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      5,472,414
------ -------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,472,414
------ -------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]
------ -------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.95%(+)
------ -------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
------ -------------------------------------------------------------------------
(+) Calculated using the number of outstanding shares of common stock as of August 7, 2006 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo Holdings (BVI) Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------ -------------------------------------------------------------------------
NUMBER OF SHARES              7       SOLE VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING             ------- ------------------------------------------
PERSON WITH                   8       SHARED VOTING POWER
                                      5,472,414
                              ------- ------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      0
                              ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      5,472,414
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,472,414
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.95%(+)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
(+) Calculated using the number of outstanding shares of common stock as of August 7, 2006 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo Sysware Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------ -------------------------------------------------------------------------
NUMBER OF SHARES              7       SOLE VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING             ------- ------------------------------------------
PERSON WITH                   8       SHARED VOTING POWER
                                      5,472,414
                              ------- ------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      0
                              ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      5,472,414
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,472,414
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.95%(+)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
(+) Calculated using the number of outstanding shares of common stock as of August 7, 2006 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo IT Alliance Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------ -------------------------------------------------------------------------
NUMBER OF SHARES              7       SOLE VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING             ------- ------------------------------------------
PERSON WITH                   8       SHARED VOTING POWER
                                      5,472,414
                              ------- ------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      0
                              ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      5,472,414
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,472,414
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.95%(+)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
(+) Calculated using the number of outstanding shares of common stock as of August 7, 2006 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006.

EXPLANATORY NOTE

     This Amendment No. 1 to Schedule 13D (the "Schedule 13D/A") is being filed to report a change in the percentage of outstanding Common Shares (as defined herein) beneficially owned by the Reporting Persons (as defined herein), which occurred as a result of the repurchase of Common Shares by the Issuer (as defined herein) pursuant to a stock repurchase program. Primarily as a result of such repurchase and certain other transactions, the total number of outstanding Common Shares of the Issuer has decreased to 42,265,184, according to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006. As a result, the percentage of Common Shares beneficially held by the Reporting Persons has increased as discussed in Item 5 of this Schedule 13D/A.

ITEM 1. SECURITY AND ISSUER

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 21, 2006, relating to the common stock, $0.01 par value per share (the "Common Stock"), of AsiaInfo Holdings, Inc., a Chinese corporation (the "Issuer"), is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statement on Schedule 13D.

     According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D/A is being filed by: (i) Lenovo Group Limited, a company organized and existing under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Lenovo"); (ii) Lenovo Holdings (BVI) Limited, a corporation organized and existing under the laws of the British Virgin Islands ("Lenovo Holdings"); (iii) Lenovo Sysware Limited, a corporation organized and existing under the laws of the British Virgin Islands ("Lenovo Sysware"); and (iv) Lenovo IT Alliance Limited, a corporation organized and existing under the laws of the British Virgin Islands ("Lenovo IT Alliance"). Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance are hereinafter sometimes collectively referred to as the "Reporting Persons". The agreement between the Reporting Persons relating to the joint filing of the statement on Schedule 13D filed on February 21, 2006 and any amendment thereto was filed as Exhibit A to such statement on Schedule 13D and is incorporated herein by reference.

     (b) The address of the principal office of Lenovo is 23/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

     The address of the principal office of Lenovo Holdings is P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

     The address of the principal office of Lenovo Sysware is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

     The address of the principal office of Lenovo IT Alliance is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

     (c) Lenovo is an investment holding company. The principal activity of Lenovo is the provision of desktop and notebook computers in worldwide markets. Lenovo also provides information technology products including mobile handsets, servers, peripherals and digital entertainment products in the People's Republic of China.

     Lenovo Holdings is a wholly-owned subsidiary of Lenovo. The principal business of Lenovo Holdings is to function as a holding company.

     Lenovo Sysware is a wholly-owned subsidiary of Lenovo Holdings. The principal business of Lenovo Sysware is to function as a holding company.

     Lenovo IT Alliance is a wholly-owned subsidiary of Lenovo Sysware. Lenovo IT Alliance is a holding company that holds businesses and investments.

     The attached Schedule A lists the executive officers and directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     (d) During the past five years, neither Lenovo, Lenovo Holdings, Lenovo Sysware, Lenovo IT Alliance nor, to the best of Lenovo's, Lenovo Holdings', Lenovo Sysware's and Lenovo IT Alliance's knowledge, any person named in Schedule A to hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Lenovo, Lenovo Holdings, Lenovo Sysware, Lenovo IT Alliance nor, to the best of Lenovo's, Lenovo Holdings', Lenovo Sysware's and Lenovo IT Alliance's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Lenovo is a corporation organized and existing under the laws of the Hong Kong Special Administrative Region of the People's Republic of China. Each of Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance is a corporation organized and existing under the laws of the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used to acquire the Common Shares. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated as follows:

     Pursuant to an Acquisition Agreement, dated July 27, 2004, by and between the Issuer and Lenovo, as supplemented and amended by Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004 between the Issuer and Lenovo (as amended, the "Acquisition Agreement") the Issuer acquired from Lenovo (the "Acquisition") its non-telecom related IT services business (the "Non-Telecom Business"). The consideration for the Acquisition was as follows:
(i) 974,284 shares of Common Stock with an aggregate market value of US$4.8 million (RMB40 million), delivered to Lenovo IT Alliance; (ii) execution of a Forward Contract, dated October 19, 2004, between the Bonson Information Technology Limited, a corporation organized and existing under the Laws of the British Virgin Islands and a direct wholly-owned subsidiary of the Issuer ("BITL") and Lenovo IT Alliance (the "Forward Contract") with respect to the Issuer's Common Stock having an aggregate market value of US$31.5 million (RMB260 million) (the "Forward Contract Shares"); and (iii) assumption by the Issuer of certain liabilities of Lenovo and its subsidiaries, as specified in the Acquisition Agreement. In addition, under the terms of the Acquisition Agreement, Lenovo is entitled to receive certain earnout payments consisting of either cash or Common Stock, at the Issuer's sole discretion, upon the attainment by the Non-Telecom Business of certain performance goals during the first full twelve months following the closing of the Acquisition. The Forward Contract provided for payment by BITL on behalf of the Issuer of a portion of the purchase price relating to the Acquisition through the transfer by BITL of the Forward Contract Shares to Lenovo IT Alliance at any time during a twelve-month period following the closing date of the Acquisition, as determined by BITL in its sole and absolute discretion (such date, the "Settlement Date"). Under the terms of the Forward Contract, if the value of the Forward Contract Shares was less than US$31.5 million (the "Settlement Amount") on the Settlement Date, then BITL was required to deliver either cash or additional Common Stock in an amount equivalent to the difference between the market value and the settlement Amount. On July 1, 2005, 4,498,130 shares of Common Stock, constituting the Forward Contract Shares, were delivered by the Issuer to Lenovo IT Alliance pursuant to the terms of the Forward Contract. In addition, in accordance with the terms of the Forward Contract, the Issuer made a cash payment to Lenovo IT Alliance via Lenovo Group Limited in the amount of $2,023,842.

     Pursuant to the terms of the Acquisition Agreement, the Issuer appointed Mr. Bing Yu, a representative of Lenovo, to its Board of Directors and agreed to maintain Lenovo's representation on the Board of Directors during the time Lenovo holds at least 80% of the Forward Contract Shares. On January 4, 2006, Mr. Bing Yu resigned as director of the Issuer. On June 22, 2006, Mr. Cheung, Wing Chung Anders was nominated as Lenovo's representative on the Issuer's Board of Directors.

     The foregoing description of the Acquisition Agreement and the Forward Contract is a summary and all statements made herein related to such agreements are qualified in their entirety by reference to the complete text of each of the Acquisition Agreement and the Forward Contract, which were filed with the Securities and Exchange Commission as part of the statement on Schedule 13D on February 21, 2006 and are incorporated herein by reference.

     The Reporting Persons have not engaged in any transactions in Common Shares since the filing of the statement on Schedule 13D on February 21, 2006. See "Explanatory Note."

     Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Additionally, if the Issuer determines to explore strategic alternatives, the Reporting Persons may or may not participate in any process established by the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of September [__], 2006.


                      NUMBER OF SHARES    NUMBER OF SHARES      AGGREGATE
                        BENEFICIALLY       BENEFICIALLY         NUMBER OF           PERCENTAGE
                      OWNED WITH SOLE    OWNED WITH SHARED       SHARES              OF CLASS
                        VOTING AND          VOTING AND         BENEFICIALLY        BENEFICIALLY
NAME                 DISPOSITIVE POWER   DISPOSITIVE POWER        OWNED              OWNED(1)
------------------   -----------------   -----------------   -----------------    --------------
Lenovo (2)                           0           5,472,414           5,472,414             12.95%
Lenovo Holdings(3)                   0           5,472,414           5,472,414             12.95%
Lenovo Sysware (4)                   0           5,472,414           5,472,414             12.95%
Lenovo IT Alliance                   0           5,472,414           5,472,414             12.95%

     (1) The percentages of Common Stock indicated in this table are based on the number of outstanding shares of Common Stock as of August 7, 2006 reported in the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2006.

     (2) Lenovo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the Common Stock, is Lenovo's indirect wholly-owned subsidiary.

     (3) Lenovo Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the Common Stock, is Lenovo Holdings' indirect wholly-owned subsidiary.

     (4) Lenovo Sysware may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the Common Stock, is Lenovo Sysware's wholly-owned subsidiary.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

     (c) To the best of the Reporting Persons' knowledge, there have been no transactions effected with respect any Common Stock during the past 60 days by any of the persons named in response to Item 2.

     (d) To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in this Item 6.

     Other than as described herein, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The exhibit index is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2006

                                                   LENOVO GROUP LIMITED


                                                   /s/ Xuezheng Ma
                                                   -----------------------------
                                                   Name:  Xuezheng Ma
                                                   Title: Executive Director

                                                   LENOVO HOLDINGS (BVI) LIMITED


                                                   /s/ Xuezheng Ma
                                                   -----------------------------
                                                   Name:  Xuezheng Ma
                                                   Title: Director

                                                   LENOVO SYSWARE LIMITED


                                                   /s/ Xuezheng Ma
                                                   -----------------------------
                                                   Name:  Xuezheng Ma
                                                   Title: Director

                                                   LENOVO IT ALLIANCE LIMITED


                                                   /s/ Xeuzheng Ma
                                                   -----------------------------
                                                   Name:  Xuezheng Ma
                                                   Title: Director

                                   SCHEDULE A

Executive Officers and Directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance:


NAME                    CITIZENSHIP   PRESENT PRINCIPAL                BUSINESS ADDRESS
                                      OCCUPATION OR EMPLOYMENT
Ms. Xuezheng Ma         Chinese       Executive  Director  of Lenovo   23/F., Lincoln House, Taikoo
                                      Group Limited,  Director of      Place, 979 King's Road,
                                      Lenovo Holdings (BVI)            Quarry Bay, Hong Kong
                                      Limited, Lenovo   Sysware
                                      Limited and Lenovo IT
                                      Alliance Limited

Ms. Xiaoyan Wang        Chinese       Director of Lenovo Holdings      No. 6 Chuang Ye Road, Haidian
                                      (BVI) Limited, Lenovo Sysware    District, Beijing, People's
                                      Limited and Lenovo IT Alliance   Republic of China 100085
                                      Limited

Mr. Yuanqing Yang       Chinese       Executive Director of Lenovo     500 Park Offices Drive
                                      Group Limited                    Hwy 54, Research
                                                                       Triangle Park, NC 27709 USA

Mr. William J. Amelio   American      Executive Director of Lenovo     500 Park Offices Drive
                                      Group Limited                    Hwy 54, Research
                                                                       Triangle Park, NC 27709 USA

                                  EXHIBIT INDEX

Exhibit A - Agreement among Lenovo Group Limited, Lenovo Holdings (BVI) Limited, Lenovo Sysware Limited and Lenovo IT Alliance Limited, dated February 21, 2006, to file this Statement jointly on behalf of each of them.(+)

Exhibit B - Acquisition Agreement, dated as of July 27, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.(+)

Exhibit C - Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.(+)

Exhibit D - Forward Contract, dated October 19, 2004, by and between Bonson Information Technology Limited and Lenovo IT Alliance Limited.(+)

(+) Filed with the Securities and Exchange Commission as an exhibit to the Statement on Schedule 13D on February 21, 2006 and incorporated by reference herein.